United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

May 15, 2023

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F D ☐

Coca-Cola Europacific Partners plc (CCEP or the Company)

15 May 2023

Dear Shareholder of Coca-Cola Europacific Partners plc:

We are asking for your support in voting “FOR” all resolutions, as recommended by the Board of Directors, at our upcoming 2023 Annual General Meeting on 24 May 2023.

We have recently received certain proxy advisory services reports from Glass, Lewis & Co. (Glass Lewis) and Institutional Shareholder Services (ISS). While Glass Lewis recommend a “FOR” vote in respect of each recommendation, ISS recommend voting “AGAINST" Resolution 3 (Approval of the Directors’ Remuneration Report), Resolution 24 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code) and Resolutions 7 (regarding the re-election of Manolo Arroyo) and Resolution 9 (regarding the re-election of Jose Ignacio Comenge). Consequently, we believe it is important to provide additional context regarding these resolutions beyond that in our Notice of Meeting.

Resolution 3 (Approval of the Directors’ Remuneration Report)

The report from Glass, Lewis & Co. (Glass Lewis) recommends a vote “FOR” Resolution 3 while Institutional Shareholder Services (ISS) recommends a vote “AGAINST”.

The report from ISS recommends a vote “AGAINST” Resolution 3 and states:
•“The Remuneration Committee amended the performance targets of the 2020 LTIP awards, which vested during the year under review. The retrospective amendment of performance criteria linked to in-flight LTIP awards is not considered in line with recommended best practice, notwithstanding the Company’s rationale and downward discretion applied.”

On the other hand, the report from Glass Lewis recommends a vote “FOR” and concluded that:
•“The remuneration report provides comprehensive disclosure of the Company’s executive compensation policies and structure, which generally appear to satisfy best practice guidelines. While shareholders should be mindful of the concerns noted in our analysis, particularly the significant outcomes under the long-term incentive plan, we do not consider any of the issues to be particularly contentious at this time”

For the Remuneration Committee, a key focus is to ensure that remuneration outcomes for our people continues to reflect our underlying philosophy. In particular, incentive schemes should deliver outcomes which align with business performance and appropriately reflect the experiences of shareholders and wider stakeholders, whilst also continuing to act as an incentive to engage our people to deliver the best possible results.

All of our incentive schemes utilise stretching performance targets, set at the start of the relevant period and are designed to drive performance in the context of prevailing expectations for the business. At the same time, in line with best practice, our schemes all include discretionary provisions which allow the Committee to adjust the formulaic result to ensure that the outcome delivered to participants is a fair and appropriate reflection of performance over the period.

The 2020 LTIP award was granted in March 2020 immediately prior to the onset of the COVID-19 pandemic, and had a performance period which spanned the three financial years to 31 December 2022. As disclosed in the 2020 and 2021 remuneration reports, following the acquisition of CCL during 2021, the Committee reviewed the financial targets for this award in the context of the updated long-term business plan for the combined business and to take into account external forecasts and changes to the wider macroeconomic environment since the targets were set.

In assessing the formulaic vesting outcome of the 2020 LTIP, the Committee additionally undertook a holistic assessment of overall performance over the three year period to determine whether the formulaic outcome was an appropriate vesting level for all participants and reflected underlying Company performance. The Committee took into account a wide range of performance reference points, including financial performance, returns to shareholders, the stakeholder experience and our sustainability achievements, as described on page 132 of the Integrated Report. As a result of the assessment the Committee determined the overall performance of the business to be strong. However, the Committee considered it appropriate to apply downwards discretion in respect of the final vesting level for the CO2e reduction measure and cap this at target. This reduced the overall vesting level to 1.85x target, and the Committee believes this to be a fair reflection of overall performance.

The CCEP Board and management firmly believe the decisions made in respect of the 2020 LTIP were in the best interests of shareholders, aligned incentive outcomes for all participants to reflect performance through the COVID-19 crisis and enabled CCEP to continue to deliver long-term shareholder value. Accordingly, the Board and management of CCEP recommend voting “FOR” Resolution 3.

Resolution 24 (Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code)

The report from Glass, Lewis & Co. (Glass Lewis) recommends a vote “FOR” Resolution 24. The report from Institutional Shareholder Services (ISS) recommends a vote “AGAINST” Resolution 24. Both Glass Lewis and ISS have recommended voting “FOR” Resolutions 28 and 29 (Authorities to purchase own shares).

Resolution 24 is a standing item at each Annual General Meeting of the Company to enable CCEP to give effect to Resolutions 28 and 29. Therefore, a share repurchase cannot occur unless Resolution 24 is approved and a vote “AGAINST” Resolution 24 will have the same effect as a vote “AGAINST” Resolutions 28 and 29.

The report from Glass Lewis states:
•“We believe the terms of this proposal are reasonable. The Takeover Code was instituted as a shareholder safeguard in the event that a major shareholder sought a larger stake in the Company, possibly to the detriment of other shareholders.
•In this case, we note that following a repurchase of shares or exercising of options, the concert party may increase their ownership stake in the Company but may not gain control of it without triggering a full takeover bid. Further, we note that the waiver will not apply to an acquisition of ordinary shares.
•We do not believe that this proposal is connected with any sort of takeover attempt by this party, and thus, we do not believe this proposal should warrant shareholder concern at this time. We will, however, monitor the concert party's beneficial ownership in the event that a takeover attempt becomes more likely.”

On the other hand, ISS recommends voting “AGAINST” Resolution 24 based on the application of its standard policy as a result of undefined “concerns over creeping control”. This fails to take into account the purpose of Resolution 24 and Olive Partners, S.A.’s (Olive) stated intentions.

Rule 9 of the Takeover Code applies when any entity holds 30% or more of the voting rights of a company. When a company purchases its own voting shares, any resulting increase in the percentage of shares carrying voting rights will be an acquisition for the purpose of Rule 9. CCEP currently has one shareholder, Olive, which owns approximately 36.21% of our outstanding shares and so any share repurchase would automatically trigger Rule 9 of the Takeover Code and result in an obligation on Olive to make a general offer to shareholders for all the remaining equity share capital of CCEP. Therefore, the intention of Resolution 24 is to enable CCEP to make share repurchases without triggering any obligation on Olive to make a general offer for the Company.

In the Notice of Meeting, Olive has confirmed that it has no intention of changing its approach with respect to CCEP as a result of any increase in its shareholding due to any share repurchase. It has no intention to seek any change to the general nature or any other aspect of the Company's business. Given Olive’s stated position, we believe that any concerns over “creeping control” are therefore unfounded.
Further, as set out in the Notice of Meeting, following any share buyback, (either in whole or in part), Olive will continue to be interested in Ordinary Shares carrying more than 30% of the voting rights of CCEP, but will not hold Ordinary Shares carrying more than 50% of such voting rights, and any further increase in that interest (other than a further exercise of the buyback authorities) will be subject to the provisions of Rule 9 of the Takeover Code.

Given Olive’s stated position and the regulatory framework, we believe that any concerns over “creeping control” are therefore unfounded.

As noted above, a share repurchase will not occur unless Resolution 24 is approved.

The CCEP Board and management firmly believe these resolutions are in the best interests of shareholders as they provide the ability to return cash to shareholders, enabling CCEP to continue to deliver long-term shareholder value. Accordingly, the Board and management of CCEP recommend voting “FOR” Resolutions 24, 28 and 29, consistent with the recommendations of Glass Lewis.

Resolution 7 (re-election of Manolo Arroyo) and Resolution 9 (re-election of Jose Ignacio Comenge)

The report issued by Glass Lewis recommends voting “FOR” Resolution 7 (the re-election of Manolo Arroyo) and Resolution 9 (the re-election of Jose Ignacio Comenge). The report generated by ISS notes that its policy requires remuneration committees to be comprised solely of independent directors. It therefore recommends a vote “AGAINST” the re-election of Mr Arroyo and Mr Comenge as non-independent members of CCEP’s Remuneration Committee.

The CCEP Board and the Remuneration Committee Chairman, John Bryant, are of the opinion that the re-elections of Mr Arroyo and Mr Comenge is appropriate because:
•the terms of reference of the Remuneration Committee stipulate that it must be composed of a majority of INEDs, including for quorum requirements;
•the Remuneration Committee comprises a majority of Independent Non-executive Directors (INEDs), notwithstanding the presence of Mr Arroyo and Mr Comenge; and
•Although Mr Arroyo and Mr Comenge are not independent they do not have any conflicts of interest. Avoiding conflicts is the main purpose of prescribing that the members of the Remuneration Committee should be independent, particularly to avoid any executive director being involved in such decisions. They can be expected to act to drive the long term success of the company on this Committee in the best interests of all shareholders in the same way as the Independent Non-Executive Directors.

The CCEP Board and management firmly believe this resolution is in the best interests of shareholders and recommend voting “FOR” Resolutions 7 and 9, consistent with the recommendation of Glass Lewis.

We would be glad to discuss our recommendations in relation to Resolutions 3, 7, 9 and 24 further with you, should you wish. If you have any questions, or need assistance in submitting your proxy to vote your shares, please contact us at shareholders@ccep.com.

Thank you for your support.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: May 15, 2023	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary